United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of June, 2013

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Notice of exchange of share certificates

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Cavazos Morales

___________________________
Raul Cavazos Morales
Chief Financial Officer.
Date: June 12th, 2013

NOTICE OF EXCHANGE OF SHARE CERTIFICATES

To all the shareholders of GRUMA, S.A.B. DE C.V., it is hereby informed that due to the resolutions adopted by the General Extraordinary Shareholders' Meeting held on May 15, 2013, which include among others, the amendment to several articles of the company's Bylaws and according to the provisions of article 140 of the ''Ley General de Sociedades Mercantiles'' (Mexican Corporations Law), the Company will proceed with the delivery and exchange of the new share certificates representing the Company's capital stock. The exchange of the share certificates deposited in S.D. INDEVAL INSTITUCION PARA EL DEPOSITO DE VALORES, S.A. DE C.V., will take place on June 21, 2013. The exchange of the shares that are not deposited on said Institution will be carried out according to the terms of today's (June 12, 2013) publication in the ''El Norte'' newspaper of Monterrey, Nuevo Leon. The shareholders of GRUMA, S.A.B. DE C.V., will have the right to receive for each issued and outstanding share represented by the 2008 share certificates (without coupons), one share represented by the new 2013 share certificates (without coupons).

June 12, 2013

/S/ ___________________________________
SALVADOR VARGAS GUAJARDO
SECRETARY OF THE BOARD OF DIRECTORS

GRUMA, S.A.B. de C.V.

NOTICE OF EXCHANGE OF SHARE CERTIFICATES

To all the shareholders of GRUMA, S.A.B. DE C.V., it is hereby informed that due to the resolutions adopted by the General Extraordinary Shareholders' Meeting held on May 15, 2013, which include among others, the amendment to several articles of the company's Bylaws and according to the provisions of article 140 of the ''Ley General de Sociedades Mercantiles'' (Mexican Corporations Law), the Company will proceed with the delivery and exchange of the new share certificates representing the Company's capital stock, as follows:

1. Beginning June 21, 2013 the new Series B share certificates (without coupons) containing the recent amendments to the Company's Bylaws will be available for the shareholders, pursuant to article 282 of the Ley del Mercado de Valores (Mexican Securities Law).

2. The new share certificates will be delivered to the Company's shareholders against the delivery made to the Company of the 2008 share certificates (without coupons) representing Series B shares, at the offices of the Company located in Ave. Calzada del Valle No. 407 Oriente, Colonia del Valle, San Pedro Garza Garcia, Nuevo Leon, during business days and hours, as of the date mentioned in point 1. The shareholders will have the right to receive for each issued and outstanding share represented by the 2008 share certificates, one share represented by the 2013 share certificates of the same series. It is reminded to the shareholders that in order to proceed with the share exchange it is required that the 2008 share certificates of their property, are duly registered in their name in the Share Registry of the Company.

3. In case of shareholders who do not have the registration in the Share Registry of GRUMA, S.A.B. DE C.V., and wish to proceed with it, aside from providing information accrediting name, nationality and domicile, they must exhibit their Registro Federal de Contribuyentes (Federal Taxpayer Registry) ID card, as well as the requirements provided by articles 26, section XI and 27 of the Codigo Fiscal de la Federacion (Mexican Tax Code).

4. On the other hand, regarding shares deposited in the S.D. Indeval Institucion para el Deposito de Valores, S.A. de C.V., the exercise of this right will be carried out in accordance with the applicable legal and administrative provisions.

Monterrey, Nuevo Leon

June 12, 2013

/S/ ___________________________________
SALVADOR VARGAS GUAJARDO
SECRETARY OF THE BOARD OF DIRECTORS

GRUMA, S.A.B. de C.V.